Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

March 4, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jonathan Burr

Re:	Glenfarne Merger Corp.
Registration Statement on Form S-1
Filed February 17, 2021
File No. 333-253206

Dear Mr. Burr:

On behalf of Glenfarne Merger Corp. (the “Company”), we are hereby responding to the letter, dated February 23, 2021 (the “Comment Letter”), from the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-1 filed on February 17, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission, today.

For ease of reference, the text of the Staff’s comment, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Registration Statement on Form S-1 filed February 17, 2021

General

1.	We note that Article XII of your amended and restated certificate of incorporation states that your exclusive forum provision will not apply to claims under the Exchange Act or the Securities Act. However, your risk factor on page 64 states that the federal courts shall be the exclusive forum for a cause of action arising under the Securities Act. Please reconcile. In this regard, we note that Article X of your amended and restated bylaws also contains an exclusive forum. Please revise your bylaws to clearly state whether the provision applies to claims arising under the Exchange Act.

Response: The Company has revised its Form of Amended and Restated Certificate of Incorporation and Form of Amended and Restated Bylaws in response to the Staff’s comment. The revised Form of Amended and Restated Certificate of Incorporation and Form of Amended and Restated Bylaws have been filed as Exhibit 3.2 and Exhibit 3.3, respectively, to Amendment No. 1.

*           *           *

United States Securities and Exchange Commission

Division of Corporation Finance

March 4, 2021

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding Amendment No. 1 or the above response.

Sincerely yours,

/s/ Jason T. Simon
Jason T. Simon

cc:	Glenfarne Merger Corp.
Alan I. Annex, Esq.